Form 10KSB, Exhibit 13
period 1997-12-31
MCB FINANCIAL CORP
filed 1998-03-30
CIK 902789

EXHIBIT 13

MCB FINANCIAL CORPORATION
1997 ANNUAL REPORT


Corporate Profile
MCB Financial Corporation, headquartered in San Rafael, California, is the holding company of Metro Commerce Bank, N.A. ("Metro"). Metro is a full service commercial bank specializing in the delivery of financial services to the local
business communities it serves.   Through its five branch offices located in San
Rafael, South San Francisco, Hayward, Upland and San Francisco, Metro offers a broad range of deposit and loan products designed for small businesses. The mission of Metro is to achieve superior financial performance for our shareholders by ranking among the top 10% of all banks within California as measured by return on equity and return on assets. This objective will be accomplished by talented banking professionals working with a firm commitment to community based lending, management of credit risk, and the delivery of a unique
service experience.   Shares of MCB Financial Corporation are traded over-the-
counter under the ticker symbol of MCBF.

Table of Contents

Financial Highlights

Letter to Shareholders

Management's Discussion and Analysis

Market Price of MCB Financial Corporation

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Report of Independent Auditors


SELECTED FINANCIAL DATA FOR MCB FINANCIAL CORPORATION
(Dollar amounts in thousands, except per share amounts)

Years ended December 31,
                                       1997    1996     1995     1994    1993

Interest income                      $11,500  $10,385   $8,716   $5,525   $4,041
Interest expense                       4,253    4,018    3,841    1,806    1,526
   Net interest income                 7,247    6,367    4,875    3,719    2,515
Provision for possible credit losses     120      220      100      100      125
Other income                             839    2,768    1,344    3,070    4,522
Other expense                          5,673    5,565    8,552    5,837    5,440
Income (loss) before income taxes      2,293    3,350   (2,433)     852    1,472
Provision for income taxes               943    1,379     (935)     326      238
Net income (loss)                     $1,350   $1,971  ($1,498)    $526   $1,234
Net income (loss) per share-diluted    $1.28    $1.98   ($1.51)   $0.54    $1.32

Period End
Total assets                        $139,877 $131,504 $122,316  $90,443  $64,247
Total loans                           87,179   80,122   58,612   46,622   24,440
Total deposits                       126,132  119,858  110,263   76,043   55,052
Other borrowings                         750      447      213    4,521      763
Shareholders' equity                  11,967   10,185    8,271    9,197    8,076
Book value per share                  $11.65   $10.29    $8.35    $9.17    $9.11

Financial Ratios
For period:
   Return on assets                    0.97%    1.56%   (1.37%)    0.70%   1.96%
   Return on equity                   12.22%   20.97%  (17.04%)    5.99%  16.31%
At period end:
   Equity to assets                    8.56%    7.75%    6.76%    10.17%  12.57%



LETTER TO SHAREHOLDERS


To Our Shareholders

1997 was another very good year for MCB Financial Corporation and our shareholders, with record core earnings, record core revenues and a 56% gain in our share price.

Financial Performance The Company reported net income of $1,350,000, up 23% from 1996 net income before litigation expense recoveries. Net income for 1996 was $1,971,000, which included a pre-tax recovery of approximately $1.8 million in litigation expenses. Earnings per share were $1.34 basic and $1.28 diluted in 1997, compared to $1.99 basic and $1.98 diluted in 1996. Excluding the litigation expense recovery, net income for 1996 would have been approximately $1,099,000. Earnings per share would have been $1.11 basic and $1.10 diluted.

Excluding the litigation expense recovery in 1996, return on equity improved to 12.22% in 1997 compared to 11.69% in 1996. Return on assets also improved, reaching 0.97% in 1997 compared to 0.87% in 1996.

The capital position continued to improve as the equity to assets ratio averaged 7.96% in 1997 compared to 7.44% in 1996. The Company continues to exceed all minimum required ratios for well capitalized institutions.

The market for the Company's stock continued to develop as trading volume increased throughout the year. The shares opened 1997 at $10.24 (adjusted for stock dividends) and closed the year at $16.00, representing an increase of 56% in market value. As a result of the continued growth of the Company and the confidence of the board of directors in the Company's future , a 5% stock dividend was paid in August 1997 and a 4-for-3 stock split was declared in January 1998. It was the second stock dividend paid by the Company in as many years and the Company's first stock split.

The Company continued to benefit from its strategy of de-emphasizing asset growth in favor of improving existing profit margins. Although asset growth was limited to 6.4%, the average loan to deposit ratio increased to 65.2% and the average noninterest-bearing deposit to total deposit ratio increased to 21.5% during1997. These ratios were 62.4% and 19.7%, respectively, during 1996. As these ratios increase, the Company's capital position is utilized more efficiently and the net interest margin is favorably impacted. Accordingly, the Company's net interest margin increased to 5.68% for the year ended 1997 compared to 5.52% in 1996.

The Company also strives to utilize its capital more efficiently by keeping its efficiency ratio (other expenses ses divided by net interest income plus other income) as low as possible. This ratio decreased from 99.7% in 1995 and 76.1% in 1996 (excluding litigation expense recoveries) to 70.2% in 1997.

Branch Expansion The Company remains focused in evaluating expansion opportunities through branch openings and/or acquisitions. In January 1998, the Company opened a San Francisco branch. The San Francisco office becomes the fourth branch opened by the Company in the past four years. The branch provides a presence in San Francisco while also solidifying the markets in areas adjacent to San Francisco. We are hopeful that our continued efforts will produce other expansion opportunities in the near future.

Leadership The Company's success relates to the board of director's and management's motivation to think and act as shareholders. The board of directors and management own a large percentage of the Company's common stock. As a result, every management decision considers the impact on shareholders. We are ever mindful of the need to offer products and services that are additive to earnings and shareholder value.

Adopting Change In banking, nothing is consistent except change. Emerging trends, advancing technologies, changes in regulatory law - all require a resilience and willingness to adapt and evolve. In 1997, the Company converted its information systems to a new state-of-the-art configuration. This significant investment in technology will help us better serve our customers and increase the return on our shareholders' investment in 1998 and beyond.

Continued Optimism Management continues to be optimistic for the near and intermediate term regarding continued earnings improvement. We appreciate the loyalty and support of the shareholders, directors and employees of MCB Financial Corporation and look forward to your continued encouragement as we work to build even greater value.

Sincerely,



John Cavallucci                           Charles O. Hall
Chairman, President &                     President & Chief Operating Officer
Chief Executive Officer                   Metro Commerce Bank, N.A.
MCB Financial Corporation



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion presents information pertaining to the financial condition and results of operations of MCB Financial Corporation that may not otherwise be apparent from the financial statements and related notes. This discussion should be read in conjunction with the financial statements and notes found on pages 16 through 27 as well as other information presented throughout this report. Within this discussion, MCB Financial Corporation shall be referred to as "MCBF" and Metro Commerce Bank, N.A. shall be referred to as "Metro." Average balances, including balances used in calculating certain financial ratios, are generally comprised of average daily balances.

This document may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated. For a discussion of factors that could cause actual results to differ, please see the discussion contained herein and in the Company's publicly available Securities and Exchange Commission filings and press releases.


OVERVIEW
Earnings Summary. MCBF reported net income of $1,350,000, or $1.34 per share basic and $1.28 per share diluted, for 1997 compared to net income of $1,971,000, or $1.99 per share basic and $1.98 per share diluted, in 1996 and a net operating loss of $1,498,000, or $1.51 per share basic and diluted, in 1995. The results for 1996 reflected a recovery of approximately $1.8 million (pre-tax) in litigation expenses originally recorded in the prior year. The net operating loss in 1995 was attributable to the creation of a $2.8 million litigation contingency reserve during the second quarter of that year.
     Return on average assets for 1997 was 0.97% compared to 1.56% in 1996 and (1.37%) in 1995. Return on average equity for 1997 was 12.22% compared to 20.97% in 1996 and (17.04%) in 1995.

FINANCIAL CONDITION
Summary. Assets increased by 6.4% during 1997 versus 7.5% and 35.2% in 1996 and 1995, respectively.
Asset growth slowed during 1997 as management continued to implement a strategy of de-emphasizing growth in order to improve profit margins on existing market share.

Loans. Loans held for investment increased by $7.1 million, or 8.8% in 1997, as compared to an increase of $21.5 million, or 36.7%, during 1996. Commercial real estate loans represented a majority of the 1996 increase as Metro lengthened the duration of its loan portfolio and increased commercial real estate loans through the offering of a competitively priced fixed rate, intermediate-term loan product.
     In the normal practice of extending credit, Metro accepts real estate collateral on loans that have primary sources of repayment from commercial operations. Loans secured by real estate totaled $71.3 million, or 81.8% of all loans, at December 31, 1997 versus $66.2 million, or 82.7% of all loans, a year earlier. Due to Metro's limited marketing area, its real estate collateral is primarily concentrated in the San Francisco Bay Area and Southern California. Management believes that its prudent underwriting standards for real estate secured lending provide an adequate safeguard against changing real estate prices.
     Metro focuses its portfolio lending on commercial, commercial real estate, and construction loans. These loans generally carry a higher level of risk than conventional real estate loans, and accordingly, yields on these loans are typically higher than those on other loans. The performance of commercial and construction loans is generally dependent upon future cash flows from business operations (including the sale of products, merchandise and services) and the successful completion or operation of large real estate projects. Risks attributable to such loans can be significantly increased, often to a greater extent than on other loans, by regional economic factors, real estate prices, the demand for commercial and retail office space, and the demand for products and services of industries which are concentrated within Metro's loan portfolio. As of December 31, 1997, the two largest industry concentrations within the loan portfolio were real estate and related services at 26.5% and the business/personal service industry at 20.1% of the portfolio. Because credit concentrations increase portfolio risk, Metro places significant emphasis on the purpose of each loan and the related sources of repayment.

Mortgage Banking. No mortgage loans sold pending settlement existed at December 31, 1997 versus $648,000 at December 31, 1996. Due to production changes in the mortgage industry and the unfavorable prospects for future improvement, the Company decided to wind down its wholesale Mortgage Banking operations at the end of 1996. The mortgage industry continues to shift away from the use of wholesalers in favor of direct lending. In addition, competitive pressures continue to reduce the gross margins earned by wholesalers.

Nonperforming Assets.   Metro carefully monitors the quality of its loan
portfolio and the factors that effect it including regional economic conditions, employment stability, and real estate values. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. At December 31, 1997, nonperforming assets totaled $109,000, or 0.08% of total assets, versus $79,000, or 0.06% at December 31, 1996.

Allowance for Possible Credit Losses. The Company maintains an allowance for possible credit losses (the "APCL") which is reduced by credit losses and increased by credit recoveries and provisions to the APCL charged against operations. Provisions to the APCL and the total of the APCL are based, among other factors, upon Metro's credit loss experience, the performance of loans within the portfolio, evaluation of loan collateral value, and the prospects or worth of respective borrowers and guarantors.
     In determining the adequacy of its APCL, Metro segments its loan portfolio into pools of homogeneous loans that share similar risk factors. Each pool is given a risk assessment factor that largely reflects the expected future losses from each category. These risk assessment factors change as economic conditions shift and actual loan losses are recorded. The APCL totaled $1,007,000, or 1.14% of total loans, as of December 31, 1997 versus $944,000 or 1.16% of total loans, a year earlier. In both periods, the APCL was determined to be an adequate allowance against foreseeable future losses. Note 3 to the consolidated financial statements provides a summary of the activity in the APCL for the three years ended December 31, 1997. The increase in net credit losses during 1995 resulted from the charge-off of substandard loans acquired by Metro through its acquisition of the Bank of Hayward ("Hayward"). These loans were reflected in the $400,000 APCL acquired from Hayward.

Investments. Total investment securities increased by $476,000 or 1.4% in 1997, as compared to a decrease of $4.2 million, or 10.6% in 1996. Metro continues to invest in callable government agency debentures. These securities offer above market yields, but do not offer the same investment performance as non-callable bonds. Market prices for callable bonds decrease when interest rates rise; however, they remain relatively unchanged when interest rates fall due to the increased probability of the call option being exercised. If these securities are called Metro may not be able to reinvest the proceeds to obtain the same investment yield.



Deposits. Total deposits increased by $6.3 million, or 5.2%, during 1997 as compared to an increase of $9.6 million, or 8.7%, during 1996. During 1996, management made a decision to slow Metro's rate of growth in order to concentrate on improving profit margins. This policy included repositioning the Company's deposit rates in the marketplace so as to limit non-relationship deposit growth. This policy continued during 1997 resulting in lower interest rates paid on deposits in 1997 compared to 1996. Average noninterest-bearing demand deposits increased 19.5% during 1997 contributing to the decrease in the cost of funds to 3.36% from 3.48% during 1996. The following table summarizes the distribution of average deposits and the average rates paid for the periods indicated (dollar amounts in thousands):

For the Years Ended December 31,
                              1997                1996                1995
                       Average   Average   Average   Average   Average   Average
                       Balance     Rate    Balance     Rate    Balance     Rate
Noninterest-bearing
 transaction deposits  $27,019             $22,607             $16,691

Interest-bearing transaction deposits
 (includes money market
   deposit accounts)    78,521     4.10%    70,533     4.11%    55,927     4.46%
Savings deposits         1,928     1.93%     2,363     1.95%     2,430     2.22%
Time deposits,
 $100,000 and over      10,214     5.42%     9,023     5.50%     8,541     5.78%
Other time deposits      8,080     5.13%    10,009     5.40%    13,357     5.50%
    Total interest-
     bearing            98,743     4.28%    91,928     4.34%    80,255     4.70%

Total deposits        $125,762     3.36%  $114,535     3.48%   $96,946     3.89%



RESULTS OF OPERATIONS
Net Interest Income/Net Interest Margin. Net interest income increased by $880,000, or 13.8%, during 1997 to reach $7.2 million. This compares to net interest income of $6.4 million in 1996 and $4.9 million in 1995. As in prior years, the increase in net interest income during 1997 was due to growth in earning assets as well as improvement in the net interest margin.

     The following table sets forth average assets, liabilities, and shareholders' equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-bearing assets and interest-bearing liabilities; and the net interest margin for the periods indicated (dollar amounts in thousands):

For the Years Ended December 31,
                                      1997                    1996                    1995
                            Average                 Average                 Average
                            Balance Interest Rate   Balance Interest Rate   Balance Interest Rate
ASSETS
Federal funds sold           $6,613    356   5.38%   $4,465   $233   5.22%   $7,750   $450  5.81%
Interest-bearing
  deposits with banks           348     21   6.03%      656     41   6.25%      934     61  6.53%
Investment securities        38,797  2,485   6.41%   38,736  2,375   6.18%   34,523  1,992  5.83%
Mortgage loans                   66      5   7.58%    1,433    117   8.16%    2,353    180  7.65%
Loans                        81,923  8,633  10.54%   70,082  7,619  10.87%   53,346  6,033 11.31%
Total earning assets        127,747 11,500   9.00%  115,372 10,385   9.02%   98,906  8,716  8.83%
Total non-earnings assets    10,928                  11,014           10,087
Total Assets               $138,675                $126,386                $108,993

LIABILITIES & SHAREHOLDERS' EQUITY
Demand deposits             $27,019                 $22,607                 $16,691
Interest-bearing
  transaction accounts       78,521  3,219   4.10%   70,533  2,902   4.11%   55,927  2,492  4.46%
Time deposits,
  $100,000 or more           10,214    554   5.42%    9,023    496   5.50%    8,541    493  5.77%
Savings and other time       10,009    452   4.52%   12,372    587   4.74%   15,787    789  5.00%
  Total interest-
    bearing deposits         98,744  4,225   4.28%   91,928  3,985   4.33%   80,255  3,774  4.70%
Other borrowings                591     28   4.74%      729     33   4.53%    1,163     67  5.76%
  Total interest-
    bearing liabilities      99,335  4,253   4.28%   92,657  4,018   4.34%   81,418  3,841  4.72%
Other liabilities             1,278                   1,723                   2,094
Shareholder's equity         11,043                   9,399                   8,790
Total Liabilities
  and shareholders equity  $138,675                $126,386                $108,993

Net interest income                 $7,247                  $6,367                  $4,875

Net interest margin                          5.68%                   5.52%                  4.95%

     Metro's net interest margin (net interest income divided by average earning assets) increased to 5.68% during 1997. This compared to 5.52% in 1996 and 4.95% in 1995. The improvements in 1997 and 1996 were due to higher investment yields, increased loan volume and lower deposit costs.

     The following table presents the dollar amount of changes in interest earned and interest paid for each major category of interest-earning asset and interest-bearing liability and the amount of change attributable to average balances (volume) fluctuations and average rate fluctuations. The variance attributable to both balance and rate fluctuations is allocated to a combined rate/volume variance (dollar amounts in thousands):

                          1997 Compared to 1996       1996 Compared to 1995
                        Increase (decrease) due to  Increase (decrease) due to
                                       Rate/                       Rate/
                        Volume Rate Volume Total Volume Rate Volume Total Interest Income:
  Federal funds sold      $112     $7     $4   $123  ($191)  ($46)   $20  ($217)
  Interest-bearing
   deposits with banks     (20)    (1)     1    (20)   (18)    (3)    $1    (20)
  Investment securities      4    106      0    110    246    121    $16    383
  Mortgage loans held
   for sale               (112)    (8)     8   (112)   (70)    12     (5)   (63)
  Loans                  1,284   (231)   (39) 1,014  1,893   (235)   (72) 1,586
Total Interest Income    1,268   (127)   (26) 1,115  1,860   (151)   (40) 1,669

Interest Expense:
  Interest-bearing
  transaction accounts     325     (7)    (1)   317    651   (196)   (45)   410
  Time deposits,
    $100,000 or more        66     (7)    (1)    58     28    (23)    (2)     3
  Savings and other time  (113)   (27)     5   (135)  (171)   (41)    10   (202)
  Other borrowings          (6)     2     (1)    (5)   (25)   (14)     5    (34)
Total Interest Expense     272    (39)     2    235    483   (274)   (32)   177

Net Interest Income       $996   ($88)  ($28)  $880 $1,377   $123    ($8)$1,492



Provision for Possible Credit Losses. MCBF provided $120,000 to the APCL during 1997 compared to $220,000 in 1996 and $100,000 in 1995. The provisions during those periods were recorded primarily due to growth in the loan portfolio. Net credit losses were $57,000 in 1997, $28,000 in 1996 and $254,000 in 1995. The
net credit losses in 1995 resulted from the write-off of substandard loans acquired from the Bank of Hayward. These losses were reflected in the APCL originally acquired from the Bank of Hayward.


Noninterest Income. The following table summarizes noninterest income for the years 1997, 1996 and 1995 and expresses these amounts as a percentage of average assets (dollar amounts in thousands):

Years Ended December 31,                           1997      1996      1995
Components of Noninterest Income
Gain on sale of mortgage loans                      $13      $351      $465
Gain on sale of SBA loans                           133        47        66
Service fees on deposit accounts                    494       390       252
Loan servicing fees                                  34        21
Recovery of litigation expenses                             1,825       452
Other income                                        165       135       109
    Total                                          $839    $2,769$   $1,344

As a Percentage of Average Assets
Gain on sale of mortgage loans                     0.01%     0.28%     0.43%
Gain on sale of SBA loans                          0.10%     0.04%     0.06%
Service fees on deposit accounts                   0.36%     0.31%     0.23%
Loan servicing fees                                0.02%     0.02%
Recovery of litigation expenses                              1.44%     0.41%
Other income                                       0.12%     0.11%     0.10%
    Total                                          0.61%     2.20%     1.23%

During the first quarter of 1996, MCBF recovered approximately $1.8 million in litigation expenses in conjunction with the complete settlement and release of its outstanding litigation. In addition, MCBF reached a settlement with its insurance carriers during 1995 on an unrelated matter and received a recovery of prior litigation expenses in the amount of $452,000. Gains from the sale of mortgage loans decreased in 1997 due to MCBF's decision to wind down its wholesale Mortgage Banking operations (see discussion of Mortgage Banking).


Noninterest Expenses. The following table summarizes noninterest expenses and the associated ratios to average assets for the years 1997, 1996 and 1995 (dollar amounts in thousands):

Years Ended December 31,
Components of Noninterest Expense                  1997      1996      1995
Salaries and employee benefits                   $3,011    $3,120    $3,010
Occupancy expense                                   774       724       723
Furniture and equipment expense                     322       388       343
Professional services                               365       202       463
Supplies                                            212       236       247
Promotional                                         202       233       277
Data processing                                     354       276       230
Regulatory assessments                               61        46       131
Provision for legal settlement                                        2,800
Other                                               372       340       328
    Total                                        $5,673    $5,565    $8,552
Average full-time equivalent staff                   49        50        49

As a Percentage of Average Assets
Salaries and employee benefits                    2.17%     2.47%     2.76%
Occupancy expense                                 0.56%     0.57%     0.66%
Furniture and equipment expense                   0.23%     0.31%     0.31%
Professional services                             0.26%     0.16%     0.42%
Supplies                                          0.15%     0.19%     0.23%
Promotional                                       0.15%     0.18%     0.25%
Data processing                                   0.26%     0.22%     0.21%
Regulatory assessments                            0.04%     0.04%     0.12%
Provision for legal settlement                                        2.57%
Other                                             0.27%     0.27%     0.30%
    Total                                         4.09%     4.40%     7.85%

The increase in noninterest expense during 1995 was attributable to the creation of a $2.8 million litigation settlement reserve during the second quarter. The reserve was established after a Marin County Jury awarded, in favor of a Southern California bank, a judgment of $795,000 against Metro and its Chief Executive Officer. The reserve included estimates for the award of attorney's fees against Metro. This litigation was completely settled during the first quarter of 1996 and resulted in a recovery of approximately $1.8 million from the reserve.
     In 1997, data processing fees included charges incurred in connection with making Metro's computer systems year 2000 compliant. The Year 2000 Issue is a computer programming situation that may affect many electronic data processing systems. In order to minimize the length of data fields, most computer programs eliminated the first two digits in the year date field. This problem could affect date sensitive calculations that would treat "00" as the year 1900, rather than 2000. Secondly, years that end in "00" are not leap years, except when it is a millenium year. This anomaly could result in miscalculations in the processing of critical date-sensitive information after December 31, 1999.
     The Company has prepared a project plan, identified all the major Application systems that are not Year 2000 compliant, and sought external and internal resources to replace, or develop and test the software. The Company plans to complete the Year 2000 project well in advance of December 31, 1999. The total remaining cost of the Year 2000 project is not expected to have a material effect on the results of operations. As with all financial institutions, there is a high degree of reliance being placed on the systems of other financial institutions to properly settle transactions. Their inability to process transactions properly could have a significant adverse impact on the Company.
     The cost of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ.

Income Taxes. MCBF's effective tax rate was 41.1% in 1997 compared to 41.2% in 1996 and a tax benefit of 38.4% in 1995. Note 6 to the consolidated financial statements provides a reconciliation of the statutory tax rates to the effective tax rate for each period.

Liquidity and Asset/Liability Management. Liquidity is Metro's ability to absorb fluctuations in deposits while simultaneously providing for the credit needs of its borrowers. The objective in liquidity management is to balance the sources and uses of funds. Primary sources of liquidity include payments of principal and interest on loans and investments, proceeds from the sale or maturity of loans and investments, growth in deposits, and increases in other borrowings. Metro holds overnight federal funds as a cushion for temporary liquidity needs. During 1997, federal funds sold averaged $6.6 million, or 4.8% of total assets. In addition to its federal funds, Metro maintains various lines of credit with correspondent banks, the Federal Reserve Bank, and the Federal Home Loan Bank.
     As of December 31, 1997, Metro had cash, time deposits with banks, federal funds sold, and unpledged investment securities of approximately $43.4 million, or 31.0% of total assets. This represented the total amount of liquid assets available for sale and/or available to secure Metro's lines of credit.
     Several methods are used to measure liquidity. One method is to measure the balance between loans and deposits (gross loans divided by total deposits). In general, the closer this ratio is to 100%, the more reliant an institution becomes on its illiquid loan portfolio to absorb temporary fluctuations in deposit levels. As of December 31, 1997, the loan-to-deposit ratio was 69.9% compared to 67.6% a year earlier.
     Another frequently used method is the relationship between short-term liquid assets (federal funds sold and investments maturing within one year) and short-term liabilities (total deposits and other borrowings) as measured by the liquidity ratio. As of December 31, 1997, this ratio was 6.3% as compared 5.1% a year earlier.
     As of December 31, 1997, the Company had no material commitments that were expected to adversely impact liquidity.

Capital Resources. The principal source of capital for MCBF is and will continue to be the retention of operating profits. Total shareholders' equity was $12.0 million as of December 31, 1997 compared to $10.2 million a year earlier.
     Regulatory authorities have established minimum capital adequacy guidelines requiring that qualifying capital be 8% of risk-based assets, of which at least 4% must be tier 1 capital (primarily shareholders' equity). As of December 31, 1997, MCBF's qualifying capital was 12.4%, of which the tier 1 capital ratio was 11.5%. In addition, MCBF, under the guidelines established for adequately capitalized institutions, must also maintain a minimum leverage ratio (tier 1 capital divided by total assets) of 4%. As of December 31, 1997, MCBF's leverage ratio was 8.1%.


Market Price of MCB Financial Corporation. MCBF is aware of two securities dealers, Black & Co. in Portland, OR and Monroe Securities in Rochester, NY which make a market in its common stock. Threre were approximately 436 shareholders as of December 31, 1997. The following high and low bid prices reflect actual transactions which may not include retail markups, markdowns, or commissions. Prices are adjusted to reflect stock dividends.

1995                 1996                 1997
                   High       Low       High       Low       High        Low
First quarter     $8.73     $7.93      $8.06     $6.81     $12.14     $10.24
Second quarter     8.16      8.16       8.06      7.26      12.14      11.19
Third quarter      8.16      8.16       8.17      7.71      14.50      11.79
Fourth quarter     8.16      6.80      10.90      7.71      16.88      14.38



CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
Dollar amounts in thousands                                 1997           1996

Assets
Cash and due from banks                                    6,557          9,609
Federal funds sold                                         4,900            770
   Total cash and cash equivalents                        11,345         10,379
Interest-bearing deposits with banks                         286            384
Investment securities available for sale at fair value    10,314          9,340
Investment securities held to maturity; fair values
   of $25,197 in 1997 and $25,534 in 1996                 25,242         25,740
Mortgage loans sold spending settlement                                     648
Loans held for investment
 (net of allowance for possible credit losses of $1,007
  in 1997 and $944 in 1996) (Notes 3 and 7)               87,179         80,121
Premises and equipment - Net (Note 4)                      2,586          2,278
Accrued interest receivable                                1,070          1,003
Deferred income taxes                                        568            621
Other assets                                               1,175            990

Total assets                                            $139,765       $131,504

Liabilities and Shareholders' Equity
Liabilities:
  Deposits:
    Noninterest-bearing                                 $ 29,151       $ 26,266
    Interest-bearing:
      Transaction accounts                                75,488         73,532
      Time certificates, $100,000 and over                11,565          9,483
      Savings and other time deposits                      9,928         10,577
           Total interest-bearing deposits                96,981         93,592

           Total deposits                                126,132        119,858
  Other borrowings                                           750            447
  Accrued interest payable and other liabilities (Note 9)  1,028          1,014

           Total liabilities                             127,910        121,319

Commitments and contingencies (Notes 9 and 10)

Shareholders' equity:
  Preferred stock, no par value:  authorized 20,000,000 shares;
    none issued or outstanding
  Common stock, no par value:  authorized 20,000,000 shares;
    issued 1,039,120 shares in 1997 and 954,422 shares in 1996, outstanding 1,027,540 shares in 1997
    and 942,842 shares in 1996                            10,310          9,398
  Net unrealized gain (loss) on investment securities
   available for sale - net of taxes                           1            (45)
  Retained earnings                                        1,656            832

           Total shareholders' equity                     11,967         10,185

Total liabilities and shareholders' equity              $139,877       $131,504

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 1997, 1996 and 1995
In thousands, except per share amounts             1997         1996       1995

Interest income:
  Loans, including fees                          $8,638       $7,736     $6,213
  Federal funds sold                                356          233        450
  Investment securities                           2,506        2,416      2,053
           Total interest income                 11,500       10,385      8,716

Interest expense:
  Interest-bearing transaction, savings
   and other  time deposits                       3,671        3,489      3,281
  Time certificates, $100,000 and over              554          496        493
  Other interest                                     28           33         67
           Total interest expense                 4,253        4,018      3,841

Net interest income                               7,247        6,367      4,875

Provision for possible credit losses (Note 3)       120          220        100
Net interest income after provision
 for possible credit losses                       7,127        6,147      4,775

Other income:
  Gain on sale of loans                             146          398        531
  Service fees on deposit accounts                  494          390        252
  Loan servicing fees                                34           21
  Loss on sale of investment securities (net)                                (1)
  Recovery of litigation expenses (Note 9)                  1,824           451
  Other                                             165          135        111
           Total other income                       839        2,768      1,344

Other expenses:
  Salaries and employee benefits                  3,011        3,120      3,010
  Occupancy expense                                 774          724        723
  Furniture and equipment expense                   322          388        343
  Professional services                             365          202        463
  Supplies                                          212          236        247
  Promotional expenses                              202          233        277
  Data processing fees                              354          276        229
  Regulatory assessments                             61           46        131
  Provision for legal settlement (Note 9)                                 2,800
  Other                                             372          340        329
           Total other expenses                   5,673        5,565      8,552

Income (loss) before income taxes                 2,293        3,350     (2,433)

Income tax provision (benefit) (Note 6)             943        1,379       (935)

Net income (loss)                                $1,350       $1,971    $(1,498)
Basic earnings per share (Note 14)               $ 1.34       $ 1.99    $ (1.51)
Diluted earnings per share (Note 14)             $ 1.28       $ 1.98    $ (1.51)

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 1997, 1996 and 1995
Dollar amounts in thousands
                                                     Net
                                                 Unrealized
                                                Gain(Loss)on
                                                 Investment
                                                 Securities   Retained
                                                  Available   Earnings
                                Common Stock    For Sale-Net (Accumulated
                              Shares     Amount   of Taxes     Deficit)   Total
Balance, December 31, 1994   909,904     $9,014      ($667)      $850    $9,197
  Net loss                                                     (1,498)   (1,498)
  Change in unrealized
   loss - net                                          677                  677
  Purchases of common stock  (11,580)      (105)                           (105)

Balance, December 31, 1995   898,324      8,909         10       (648)    8,271
  Net income                                                    1,971     1,971
  Net change in unrealized
   gain - net of taxes                                 (55)                 (55)
  Dividends on common stock (5%)
     Cash payment                                                  (2)       (2)
     Stock issued             44,518        489                  (489)

Balance, December 31, 1996   942,842      9,398        (45)       832    10,185
  Net income                                                    1,350     1,350
  Net change in unrealized
   loss - net of taxes                                  46                   46
  Dividends on common stock (5%)
     Cash payment                                                  (2)       (2)
     Stock issued             47,714        591                  (591)
Common stock issued upon
     exercise of stock
      options                 36,984        321                             321
Tax benefit of stock
 options exercised                                                 67        67
Balance, December 31,1997  1,027,540    $10,310         $1     $1,656   $11,967

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1997, 1996 and 1995
Dollar Amounts In thousands                          1997       1996       1995
Cash Flows From Operating Activities:
  Net income (loss)                                $1,350     $1,971    $(1,498)
  Adjustments to reconcile net income
   to net cash provided by operating activities:
    Originations of loans for sale                           (29,865)   (44,124)
    Settlement of mortgage loans sold                 648     32,733     45,676
    Provision for possible credit losses              120        220        100
    Depreciation and amortization                     318        498        302
    Loss on sale of other real estate owned                                  10
    Provision for legal settlement                                        2,800
    Loss on sale of investment securities (net)                               2
    Recovery of litigation expenses                           (1,800)
    Change in deferred income taxes                    20        902       (816)
    (Increase) in accrued interest receivable         (67)       (20)      (326)
    (Increase) decrease in other assets              (199)     2,334       (915)
    Increase (decrease) in accrued interest
     payable and other liabilities                     98     (1,972)       107
      Net cash provided by operating activities     2,288      5,001      1,318
Cash Flows From Investing Activities:
  Held to maturity securities:
     Maturities                                                3,000     11,100
     Calls                                          7,500      8,000      1,000
     Purchases                                     (7,000)   (19,239)   (29,299)
  Available for sale securities:
     Maturities                                     5,127     13,171      1,586
     Calls                                          4,000
     Purchases                                    (10,012)    (1,000)      (933)
     Sales                                                                3,798
  Decrease (increase) in interest-bearing
   deposits with banks                                 98        885       (683)
  Proceeds from sale of other real estate owned                             286
  Net (increase) in loans held for investment      (7,178)   (21,730)   (12,091)
  Purchases of premises and equipment                (641)      (102)      (386)
      Net cash used by investing activities        (8,106)   (17,015)   (25,622)
Cash Flows From Financing Activities:
  Net increase in noninterest-bearing
   demand deposits                                  2,885      4,507      5,940
  Net increase in interest-bearing transaction,
   savings and other time deposits                  3,389      5,088     28,280
  Net increase (decrease) in other borrowings         303        234     (4,308)
  Cash dividends paid                                  (2)        (2)
  Proceeds from the exercise of stock options         321
  Purchases of common stock                                                (105)
      Net cash provided by financing activities     6,896      9,827     29,807
Net Increase (Decrease) in Cash
 and Cash Equivalents                               1,078     (2,187)     5,503
Cash and Cash Equivalents:
  Beginning of year                                10,379     12,566      7,063
  End of year                                     $11,457    $10,379    $12,566
Cash Paid During the Year for:
  Interest on deposits and other borrowings        $4,217     $4,134     $3,703
  Income taxes                                     $1,111       $250         $1
Noncash Investing and Financing Activities:
  Stock dividends paid on common stock               $591       $489

See notes to consolidated financial statements.



MCB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of MCB Financial Corporation (the "Company") and its wholly owned subsidiary, Metro Commerce Bank, N.A. (the "Bank"), conform to generally accepted accounting principles and general practice in the banking industry. The Company was incorporated in California on January 20, 1993 for the purpose of becoming a ank holding company registered under the Bank Holding Company Act of 1956.
The following is a summary of the significant accounting policies and reporting methods used by the Company:

Nature of Operations - The Bank operates four branches in the San Francisco Bay Area and one branch in Upland, California. The Bank's primary source of revenue is providing loans to small and middle-market businesses.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation - The accompanying consolidated financial statements include the Company and its wholly owned subsidiary, the Bank. All intercompany amounts are eliminated in consolidation.

Cash and due from banks include balances with the Federal Reserve Bank. The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's average daily deposit balances. At December 31, 1997, the Bank had required balances and compensating balances with the Federal Reserve of $427,000 (1996 - $533,000).

Cash and cash equivalents include cash on hand, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities - The Company classifies its qualifying investments as trading, available for sale or held to maturity. Management has reviewed the securities portfolio and classified securities as either held to maturity or available for sale. The Company's policy of classifying investments as held to maturity is based upon its ability and management's intent to hold such securities to maturity. Securities expected to be held to maturity are carried at amortized historical cost. All other securities are classified as available for sale and are carried at fair value. Fair value is determined based upon quoted market prices . Unrealized gains and losses on securities available for sale are included in shareholders' equity on an after-tax basis.
     Gains and losses on dispositions of investment securities are included in noninterest income and are determined using the specific identification method.

Loans which are held for investment are stated at the principal amount outstanding, net of deferred loan origination fees and costs and the allowance for possible credit losses. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. Loan origination fees, net of certain related direct loan origination costs, are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

Allowance for possible credit losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio and commitments to extend credit. The allowance is based upon management's continuing assessment of various factors affecting the collectibility of loans and commitments to extend credit, including current and projected economic conditions, past credit experience, the value of the underlying collateral, and such other factors as in management's judgment deserve current recognition in estimating potential credit losses. Loans deemed uncollectible are charged-off and deducted from the allowance, while subsequent recoveries are credited to the allowance.
     A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impaired loans are carried at the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent, if less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount). An impairment is recognized by adjusting an allocation of the existing allowance for credit losses.

Premises and equipment consist of leasehold improvements, furniture and equipment, and automobiles which are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, primarily from three to thirty years. Leasehold improvements are amortized over the terms of the lease or their estimated useful lives, whichever is shorter.

Organization costs of the Company are included in other assets and amortized over a 60 month period on a straight-line basis.

Stock-based compensation - The Company accounts for stock-based awards to employees using the intrinsic value method as allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Income Taxes -The Company and its subsidiary file consolidated income tax returns. The Company provides a deferred tax expense or benefit equal to the net change in deferred tax assets and liabilities during the year. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Stock Dividends - In August 1997, outstanding shares of common stock were increased due to the payment of a 5% stock dividend. All per share amounts have been restated to reflect the issuance of such shares.

Net Income Per Common Share - The Company adopted the disclosure provisions of SFAS No. 128, "Earnings per Share" for the year ended December 31, 1997. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. In addition, all entities with complex capital structures are required to provide a dual disclosure of basic and diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Under the new requirements, the computation of basic EPS does not differ from the Company's computation of EPS in prior periods, and therefore there is no restatement of EPS data presented herein.

Pending Accounting Pronouncements - In December 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Stataement No. 125", which defers the implementation of SFAS No. 125 for transactions related to repurchase agreements, dollar-roll repurchase agreements, securities lending and similar transactions until January 1, 1998. Management believes that the effect of adoption of SFAS No. 125, for those transactions covered under SFAS No. 127, on the Company's consolidated financial statements will not be material.
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these Statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective with the year-end 1998 financial statements. In addition, disclosure of comprehensive income is required in the interim financial statements beginning with the first quarter of 1998.

Reclassifications - Certain 1996 and 1995 amounts were reclassified to conform to the 1997 presentation.

2.     INVESTMENT SECURITIES
The amortized cost and approximate market value of investment securities at December 31 were as follows (dollar amounts in thousands):

Gross   Gross  Estimated
                              Amortized Unrealized Unrealized    Fair   Carrying
                                   Cost      Gains     Losses   Value      Value
1997:
 Held to maturity securities:
  U.S. Government agencies      $25,242        $44      $(89) $25,197    $25,242
    Total held to maturity       25,242         44       (89)  25,197     25,242

 Available for sale securities:
  U.S. Treasury                   5,004         29              5,033      5,033
  U.S. Government agencies        1,000                   (2)     998        998
  Mortgage-backed securities      2,176                  (30)   2,146      2,146
  Corporate securities            1,992          5        (1)   1,996      1,996
  Municipal bonds                   140          1                141        141
    Total available for sale     10,312         35       (33)  10,314     10,314

Total investment securities     $35,554        $79     $(122) $35,511    $35,556


                                                        Gross   Gross  Estimated
                              Amortized Unrealized Unrealized    Fair   Carrying
                                   Cost      Gains     Losses   Value      Value
1996:
 Held to maturity securities:
  U.S. Government agencies      $25,740         $9     $(215) $25,534    $25,740
    Total held to maturity       25,740          9      (215)  25,534     25,740

 Available for sale securities:
  U.S. Treasury                   4,977         22        (1)   4,998      4,998
  Mortgage-backed securities      4,275                  (99)   4,176      4,176
  Municipal bonds                   165          1                166        166
    Total available for sale      9,417         23      (100)   9,340      9,340

Total investment securities     $35,157        $32     $(315) $34,874    $35,080


The following table shows the amortized cost and approximate fair value of investment securities by contractual maturity at December 31, 1997:

                                  Held to Maturity          Available for Sale
                               Amortized         Fair     Amortized         Fair
                                    Cost        Value          Cost        Value
Within one year                                               2,906        2,898
After one but within five years   19,745       19,744         6,406        6,418
Over five years                    5,497        5,453         1,000          998

Total                             25,242       25,197        10,312       10,314


The Bank carries its Federal Reserve Bank stock and Federal Home Loan Bank stock as other assets. These securities are not covered by the provisions of SFAS No. 115 and are recorded at historical cost. The total carrying value at December 31, 1997 and 1996 was $678,000 and $653,000, respectively.
     Mortgage-backed securities are classified, in the table above, based on final maturity dates. These securities are issued by the Federal National Mortgage Association, $1,284,000, ($1,526,000 in 1996), and the Federal Home Loan Mortgage Corporation, $862,000 ($2,651,000 in 1996), and may be prepaid at the option of the issuer.
     The Bank has purchased U.S. government agency securities totaling $26,240,000 that contain certain issuer call option features. These securities have a weighted average yield of 6.45% and may be called if interest rates fall below certain levels. If these securities are called the Bank may not be able to reinvest the proceeds to obtain the same weighted average yield.
     Securities with an amortized cost of approximately $3,866,000 as of December 31, 1997, and $2,455,000 as of December 31, 1996, were pledged to secure other borrowings.

3.     LOANS AND ALLOWANCE FOR POSSIBLE CREDIT LOSSES
Loans at December 31, consisted of the following:

                                              1997        1996

Commercial                                 $21,217     $16,851
Real estate:
  Commercial                                57,385      49,855
  Construction                               3,757       7,348
  Land                                       1,307       1,807
Home equity                                  2,314       2,809
Loans to consumers and individuals           2,331       2,458

           Total                            88,311      81,128

Deferred loan fees                            (125)        (63)
Allowance for possible credit losses        (1,007)       (944)

Total                                      $87,179     $80,121

The Bank is principally engaged in commercial banking in the San Francisco Bay Area of California and Upland, California. The Bank primarily grants commercial loans, the majority of which are secured by commercial properties. Although the Bank has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic sector of Northern California, including the real estate markets of the San Francisco Bay Area. Approximately 34% of the Bank's loans have interest rates that are variable and tied to the prime rate, whereas the remaining are fixed rate loans.
     Following is a schedule of the activity in the allowance for possible credit losses on loans for the years ended December 31:

                                             1997      1996      1995

Balances, January 1                        $  944     $ 752      $906
Provision for possible credit losses          120       220       100
Loans charged-off                            (108)      (47)     (263)
Recoveries                                     51        19         9

Total                                      $1,007     $ 944      $752


At December 31, 1997 and 1996, the Company had nonperforming loans in the amounts of $109,000 and $79,000, respectively. Had these loans performed under their contractual terms, $6,000 and $10,000, respectively, in additional interest income would have been recognized during the year.
     At December 31, 1997 and 1996, the Company had loans identified as impaired, in the aggregate amounts of $109,000 and $79,000, respectively. The Company provided no specific allowance for possible credit losses at December 31, 1997 and 1996 for these impaired loans since they were adequately collateralized.

4.     PREMISES AND EQUIPMENT
The components of premises and equipment at December 31, are as follows (dollar amounts in thousands):

                                                        1997       1996

Leasehold improvements                                $2,071     $1,995
Furniture and equipment                                2,025      1,508
Automobiles                                              180        201
Construction in progress                                  50
           Total                                       4,326      3,704
Less accumulated depreciation and amortization        (1,740)    (1,426)

Premises and equipment, net                           $2,586     $2,278


The amount of depreciation and amortization was $333,000 in 1997, $375,000 in 1996 and $346,000 in 1995.

5.     DEPOSITS
The aggregate amount of short-term jumbo CD's, each with a minimum denomination of $100,000, was approximately $11,265,000 and $7,928,000 in 1997 and 1996, respectively.
     At December 31, 1997, the scheduled maturities of CDs are as follows:


        1998                           $18,431
        1999                               479
        2000                               479
        2001                               177
        2002
       Total                           $19,566


6.     INCOME TAXES
The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (dollar amounts in thousands):

                                         1997       1996      1995

Current payable (benefit):
  Federal                                $672     $  362     $ (98)
  State                                   243        115       (21)

   Total current payable (benefit)        915        477      (119)

Deferred:
  Federal                                  17        634      (580)
  State                                    11        268      (236)

   Total deferred                          28        902      (816)

Total                                    $943     $1,379     $(935)

A reconciliation of the statutory federal income tax rates with the Company's effective income tax rates is as follows:

                                    1997      1996      1995

Statutory federal tax rate          34.0%     34.0%     34.0%
State income taxes, net of
   federal income tax benefit        7.1       7.5       7.6
Municipal interest                  (0.1)     (0.1)     (0.5)
Other                                0.1      (0.2)     (2.7)

Effective tax rate                  41.1%     41.2%     38.4%

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows (dollar amounts in thousands):

                                              December 31
                                             1997     1996
Deferred tax assets:
  Net operating loss carryforwards           $329     $366
  Reserves not currently deductible           384      417
  Unrealized loss on
    securities available for sale               1       32
  State income taxes                           45        5
  Other                                                  8

           Total                              759      828

Deferred tax liabilities:
  Accrual to cash                                       45
  Tax over book depreciation                  158      120
  Other                                        33       42

           Total                              191      207

Net deferred tax asset                       $568     $621

The Company has acquired net operating loss carryforwards ("NOL") in connection with the acquisition of the Bank of Hayward in 1994. The utilization of NOLs acquired through acquisition is limited by certain state and federal tax laws. The Company has determined that the annual limitation on its ability to utilize NOLs is $78,130 for the fifteen-year period. The following table presents the NOLs (after limitation) at December 31, 1997, by expiration date:

                                  Federal          State
        Expiration Date            Amount         Amount

       December 31, 2004             $431
       December 31, 2005              126
       December 31, 2006               11           $43
       December 31, 2007              180            63
       December 31, 2008               78             5
       December 31, 2009                            329

The Company reduced its 1997 federal and state current tax liability by approximately $27,000 and $9,000 by utilizing $78,130 in net operating loss carryforwards.

7.     RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Bank has made loans and advances under lines of credit to directors and their related interests. All such loans and advances were made under terms that are consistent with the Bank's normal lending policies.
     At December 31, 1997, loans outstanding to related parties were $960,000 and loan commitments to related parties amounted to $1,506,000.

8.     STOCK OPTION PLAN
The Company has a Stock Option Plan (the "Plan") for certain of its directors, organizers and key employees under which up to 237,754 shares of common stock have been authorized to be granted. Up to 10% of the number of outstanding shares of the Company's common stock is available for granting solely to the directors and organizers of the Company, provided, however, that the sum of all shares granted to directors, organizers and key employees of the Company does not exceed the maximum number of options that may be granted by the Plan.
     Under the Plan, options may not be granted at a price less than the fair market value at the date of grant. Options for key employees are exercisable as determined at the sole discretion of the Stock Option Plan Committee (the "Committee"), but not exceeding 10 years from the date of grant. All options granted to nonemployee directors of the Bank are nonstatutory options that have a term of 10 years. Furthermore, 20% of the nonstatutory options granted to a director are immediately vested and exercisable, and the remainder of the options vest at 20% annually for each of the four years from the date of grant. Each option granted to an organizer is exercisable as determined at the sole discretion of the Committee, but not exceeding five years from the date of grant.

The following is a summary of changes in options outstanding:
                                                                        Weighted
                                                                Number   Average
                                                                  of    Exercise
                                                                Shares     Price

Outstanding at January 1, 1995
  (106,767 exercisable at a weighted average price of $8.67)   154,955     $8.66
Granted (weighted average fair value of $3.60)                  20,949      8.16
Canceled                                                        (7,165)     8.16
Outstanding at December 31, 1995
  (121,814 exercisable at a weighted average price of $8.64)   168,739      8.62
Granted (weighted average fair value of $3.29)                  11,576      7.45
Canceled                                                       (15,435)     8.16
Outstanding at December 31, 1996
  (139,171 exercisable at a weighted average price of $8.65)   164,880      8.58
Granted (weighted average fair value of $6.21)                  10,628     14.31
Exercised                                                      (37,553)     8.53
Canceled                                                        (2,203)     9.98
Outstanding at December 31, 1997                               135,752     $9.02

Additional information regarding options outstanding as of December 31, 1997 is as follows:

                        Options Outstanding           Options Exercisable

                             Weighted
                             Average
                            Remaining     Weighted                   Weighted
   Range of        Number  Contractual    Average       Number       Average
Exercise Prices Outstanding Life (Yrs) Exercise Price Exercisable Exercise Price
$ 6.80 -  $8.62    84,343      5.4         $8.16        69,019        $8.24
  9.07 -  11.43    38,448      2.5          9.23        36,348         9.10
 11.79 -  15.25    12,961      8.4         13.93         6,451        12.65

$ 6.80 - $15.25   135,752      4.9         $9.02       111,818        $8.77

At December 31, 1997, 48,775 options were available for future grants under the Plan.

Additional Stock Option Plan Information
The Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.
     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 36 months following full vesting; stock volatility, 25% in 1997, 26% in 1996 and 26% in 1995; risk free interest rates, 6.5% in 1997, 1996 and 1995; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1995 - 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) would have been ($1,508,000) ($1.51 per share) in 1995, $1,958,000 ($1.97 per share) in
1996 and $1,329,000 ($1.26 per share) in 1997. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1995 - 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

9.     COMMITMENTS AND CONTINGENCIES
The Bank leases its premises under noncancelable operating leases expiring through June 30, 2014 with options to extend the leases for two additional five-year terms. Future minimum lease commitments are $582,000 in 1998, $598,000 in 1999, $567,000 in 2000, $367,000 in 2001, $361,000 in 2002 and $3,028,000,
thereafter.
     Rental expense for premises under operating leases included in occupancy expense was $506,000, $464,000 and $447,000 in 1997, 1996 and 1995,
respectively.
     There are various legal actions pending against the Company arising from the normal course of business. The Company is also named as defendant in various lawsuits in which damages are sought. Management, upon the advice of legal counsel handling such actions, believes that the ultimate resolution of these actions will not have a material effect on the financial position or results of operations of the Company.
     In September 1992, Chino Valley Bank filed a lawsuit against Metro Commerce alleging that Metro Commerce and its Chief Executive Officer, John Cavallucci, had engaged in unfair competition with Chino Valley Bank. In June 1995, a jury rendered a verdict in favor of Chino Valley Bank and against Metro Commerce and Mr. Cavallucci in the amount of $795,000. Subsequently during 1995 Metro Commerce established a legal contingency reserve of $2.8 million, based on the amount of the jury verdict, the legal costs expected to be incurred by Metro Commerce, and the possibility of an award of attorneys' fees to the plaintiff. In addition, Metro Commerce agreed to indemnify Mr. Cavallucci for the amount of his personal liability to Chino Valley Bank, and Metro Commerce and Mr. Cavallucci reached an agreement with Metro Commerce's directors and officers liability insurance carrier pursuant to which the carrier agreed to pay $1.2 million of the amounts awarded to Chino Valley Bank. In February 1996, the trial court awarded Chino Valley Bank costs and attorneys' fees in the amount of $1,327,438. Subsequently, in March 1996 Metro Commerce and Mr. Cavallucci entered into a settlement agreement with Chino Valley Bank pursuant to which the parties agreed to settle all claims upon the payment of $2,100,000 to Chino Valley Bank. As a result of the settlement agreement with Chino Valley Bank and the separate settlement with Metro Commerce's insurance carrier, Metro Commerce recovered and reversed approximately $1.8 million from the legal contingency reserve during the first quarter of 1996. This recovery reflects the final settlement of this matter.

10.     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Bank is a party to various financial instruments with on-balance sheet and off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Financial instruments include commitments to extend credit, standby letters-of-credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters-of-credit and financial guarantees is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank controls the credit risk of these transactions through credit approvals, credit limits and monitoring procedures.
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include marketable securities, accounts receivable, inventory, property, plant and equipment.
     Standby letters-of-credit and financial guarantees are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most guarantees extend for less than five years and expire in decreasing amounts. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers.
     The following table summarizes these financial instruments and other commitments and contingent liabilities at December 31 (dollar amounts in thousands):

                                                                1997        1996
Financial instruments whose credit risk is represented
  by contract amounts:
  Commitments to extend credit - loans                       $21,417     $16,950
  Standby letters-of-credit and financial guarantees             800       1,143

Total                                                        $22,217     $18,093


11.     FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value amounts of financial instruments have been determined using the available market information and appropriate valuation methodologies consistent with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                            December 31, 1997
                                          Carrying     Estimated
                                            Amount    Fair Value
Financial assets:
  Cash and due from banks                   $6,557        $6,557
  Federal funds sold                         4,900         4,900
  Interest-bearing deposits with banks         286           286
  Available for sale securities             10,314        10,314
  Held to maturity securities               25,242        25,197
  Loans, net                                87,179        86,862
Financial liabilities:
  Noninterest-bearing deposits              29,151        29,151
  Interest-bearing deposits                 96,981        97,004
  Other borrowings                             750           750


                                            December 31, 1996
                                          Carrying     Estimated
                                            Amount    Fair Value
Financial assets:
  Cash and due from banks                   $9,609        $9,609
  Federal funds sold                           770           770
  Interest-bearing deposits with banks         384           384
  Available for sale securities              9,340         9,340
  Held to maturity securities               25,740        25,534
  Loans, net                                80,121        80,258
Financial liabilities:
  Noninterest-bearing deposits              26,266        26,266
  Interest-bearing deposits                 93,592        93,619
  Other borrowings                             447           447


The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Short-Term Financial Assets - This category includes cash and due from banks, federal funds sold and interest-bearing deposits with banks. Because of their relatively short maturities, the fair value of these financial instruments is considered to be equal to book value.

Available-For-Sale and Held-To-Maturity Securities - Fair value is quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans - The fair value of floating rate loans is deemed to approximate book value. The fair value of all other performing loans is determined by discounting expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
     In addition to the above, the allowance for credit losses is considered a reasonable adjustment for credit risk relating to the entire credit portfolio, including obligations to extent credit and other off-balance-sheet transactions.

Deposits - The fair value of demand, savings and money market deposits is equal to the amount payable on demand at the reporting date. For other types of deposits with fixed maturities, fair value is estimated by discounting contractual cash flows at interest rates currently being offered on deposits with similar characteristics and maturities. A fair value for the deposits base intangible has not been estimated.

Other Borrowings - The fair value of the other borrowings is determined by discounting contractual cash flows at current market interest rates for similar instruments.

Off-Balance-Sheet Financial Instruments - The Company has not estimated the fair value of off-balance-sheet commitments to extend credit, standby letters of credit and financial guarantees. Because of the uncertainty involved in attempting to assess the likelihood and timing of a commitment being drawn upon, coupled with the lack of an established market and the wide diversity of fee structures, the Company does not believe it is practicable to provide a meaningful estimate of fair value.
     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein. Management does not intend to dispose of a significant portion of its financial instruments.


12.     REGULATORY MATTERS
The Company and Bank are subject to various regulations issued by Federal banking agencies, including minimum capital requirements. Failure to meet minimum regulatory capital requirements could result in regulators requiring prompt corrective action to be taken which could have a material effect on the financial statements. As of December 31, 1997, the Company and Bank exceeded the capital adequacy requirements for a well capitalized institution.
     Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulations to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and tier 1 capital ( (as defined in the regulations) to risk-weighted assets (as defined), and of tier 1 capital (as defined) to average assets (as defined).
     As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, tier 1 risk-based, and tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions's category.

The Company and Bank's actual capital amounts and ratios are also presented below (dollar amounts in thousands):

                                                For Capital      Required to be
1997                              Actual     Adequacy Purposes  Well Capitalized
                              Amount   Ratio   Amount  Ratio      Amount   Ratio
Total Capital
 (to risk weighted assets)
   Company                   $12,691   12.4%   $8,160   8.0%         n/a
   Bank                       12,072   11.8%    8,160   8.0%   $>=10,200 >=10.0%

Tier 1 Capital
 (to risk weighted assets)
   Company                    11,684   11.5%    4,080   4.0%         n/a
   Bank                       11,065   10.9%    4,080   4.0%     >=6,120  >=6.0%

Tier 1 Capital
 (to average assets)
   Company                    11,684    8.1%    5,795   4.0%         n/a
   Bank                       11,065    7.6%    5,795   4.0%     >=7,243  >=5.0%


                                                For Capital      Required to be
1996                              Actual     Adequacy Purposes  Well Capitalized
                              Amount   Ratio   Amount  Ratio      Amount   Ratio
Total Capital
 (to risk weighted assets)
   Company                   $10,936   11.7%   $7,481   8.0%         n/a
   Bank                       10,815   11.6%    7,477   8.0%    $>=9,346 >=10.0%

Tier 1 Capital
 (to risk weighted assets)
   Company                     9,992   10.7%    3,741   4.0%         n/a
   Bank                        9,871   10.6%    3,740   4.0%     >=5,608  >=6.0%

Tier 1 Capital
 (to average assets)
   Company                     9,992    7.6%    3,926   3.0%         n/a
   Bank                        9,871    7.6%    3,925   3.0%     >=6,541  >=5.0%


Management believes, as of December 31, 1997, that the Bank meets all capital requirements to which it is subject.
     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1997, the Bank had available $1,714,029 for the payment of dividends. The Bank paid $138,000 in dividends during 1997.
     The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Company is prohibited from borrowing from the Bank unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders' equity on a per affiliate basis. There were no such extensions of credit by the Bank in 1997 and 1996.


13.     EMPLOYEE BENEFIT PLAN
In 1991 the Company approved a defined contribution plan covering all eligible salaried employees. Employees may, up to prescribed limits, contribute to the plan. The Company may also elect to make discretionary contributions to the plan based on the Company's earnings. No contributions were made by the Company in 1997 or 1996.
     In 1994 the Company established a Deferred Compensation Plan for executives. Participation in the Plan is limited to a select group of management and other employees as determined by the Board of Directors. Under the terms of the Plan, participants may defer a portion of their cash compensation and receive minimum 50% matching contributions from the Company, which vest over the employee's remaining years of employment to retirement. The Company has guaranteed participants a certain minimum return on their contributions and on the Bank's matching contributions. Contributions made by the Company for the years ended December 31, 1997, 1996 and 1995 were $12,000, $15,000 and $13,000, respectively.

14     EARNINGS PER SHARE
The following table reconciles the numerators and the denominators of the basic and diluted per share computations in accordance with SFAS No. 128 (in thousands, except per share amounts):

Years Ended December 31,
                                                Income       Shares    Per Share
1997                                         (Numerator)  (Denominator)  Amount
  BASIC EPS
  Income available to common shareholders       $1,350        1,006       $1.34

  EFFECT of DILUTIVE SECURITIES
  Stock options                                                  46

  DILUTED EPS
  Income available to common shareholders
   plus assumed conversions                     $1,350        1,052       $1.28

1996
  BASIC EPS
  Income available to common shareholders       $1,971          990       $1.99

  EFFECT of DILUTIVE SECURITIES
  Stock options                                                   5

  DILUTED EPS
  Income available to common shareholders
   plus assumed conversions                     $1,971          995       $1.98

1995
  BASIC EPS
  Income available to common shareholders      ($1,498)         993      ($1.51)

  EFFECT of DILUTIVE SECURITIES
  Stock options

  DILUTED EPS
  Income available to common shareholders
   plus assumed conversions                    ($1,498)         993      ($1.51)

15.     PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
The condensed financial information for MCB Financial Corporation (parent company only) at December 31, 1997 and 1996, and the results of its operations and cash flows for the years then ended, is summarized as follows (dollar amounts in thousands):

FINANCIAL CONDITION:                             1997        1996

Assets:
    Cash and due from banks                   $   603     $    71
    Investment in the Bank                     11,348      10,065
    Other                                          17          50

Total                                         $11,968     $10,186

Liabilities and shareholders' equity:
  Other liabilities                           $     1     $     1
  Shareholders' equity:
    Common stock                               10,310       9,398
    Unrealized gain (loss)
     on investment securities available
      for sale - net                                1         (45)
    Retained earnings                           1,656         832

           Total shareholders' equity          11,967      10,185

Total                                         $11,968     $10,186


RESULTS OF OPERATIONS:                           1997        1996

Dividend income from Bank                      $  138      $   50
Income - interest from investments                 14           1
Expenses - general and administrative              62          52

Income (loss) before equity in net
 income of the Bank                                90          (1)
Equity in undistributed net income
 of the Bank                                    1,236       1,947

Income before income tax provision              1,326       1,946
Income tax benefit                                 24          25

Net income                                     $1,350      $1,971


CASH FLOWS:                                                      1997      1996

Cash flows from operating activities:
  Net income                                                   $1,350    $1,971
  Reconciliation to cash used in operating activities:
    (Increase) in equity in undistributed net income
       of Bank                                                 (1,375)   (1,997)
    Amortization                                                   14        14
    Increase in other assets                                       86        (4)
    Cash provided (used in) operating activities                   75       (16)

Cash flows from investing activities:
  Dividend received from Bank                                     138        50

    Cash provided by investing activities                         138        50

Cash flows from financing activities:
  Proceeds from the exercise of stock options                     321
  Cash dividends paid                                              (2)       (2)

   Cash provided (used in) financing activities                   319        (2)

Net increase in cash and equivalents                              532        32
Cash and equivalents:
  Beginning of period                                              71        39

  End of period                                                $  603    $   71



INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders of MCB Financial Corporation:

We have audited the accompanying consolidated balance sheets of MCB Financial Corporation and subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MCB Financial Corporation and its subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP

San Francisco, California
January 31, 1998